Exhibit 99.1

Triple P Press release Triple P reports third quarter 2004 results

PRESS RELEASE

TRIPLE P REPORTS THIRD QUARTER 2004 RESULTS

November 29, 2004 - Vianen, The Netherlands. Triple P N.V. (NASDAQ SCM: TPPP), announced that it closed the third quarter of 2004 with net revenues of € 13.5 million and a net loss of € 2.9 million, including a restructuring charge of € 1.75 million.

Three months ended September 30, 2004

Net revenues in the third quarter were € 13.5 million, a decrease of 26% compared with the same period in the prior year.  Gross margin decreased from 17.3% in the third quarter of last year to 14.2 % due to the decrease in revenues from services activities. In anticipation of the decrease in gross margin, management accelerated the implementation of its previously announced restructuring program that implements its strategy of focusing on performing services with high added value and a phasing out low margin activities. The company is in the process of completing the restructuring program, implementation of which commenced in the third quarter. The costs of the restructuring are estimated at € 1.75 million, and the company incurred a restructuring charge in this amount, which is reflected in the company’s third quarter results.

Nine months ended September 30, 2004

Net revenues in the first nine months of 2004 decreased with 15% compared to the same period last year to € 48.2 million. Due to the decrease in gross margin in the third quarter, gross margin for the nine months ended September 30, 2004 was 16.4%. In the same period last year gross margin was 17.5%. Over the first nine months of 2004, the company sustained a net loss of € 3.2 million, including a restructuring charge of € 1.75 million.

Because of the net loss, to which the restructuring charge contributed significantly, shareholders equity decreased to negative € 482,000. Management is in the process of seeking to strengthen the equity of the company. Management expects to take actions designed to increase its shareholders equity by the end of the first quarter 2005.

The Company believes that by implementing its chosen strategy and by completing the related restructuring, it will have created a sound foundation to position the Company for improved results in future periods.

About Triple P

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results. The three p’s - people performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations.  Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

Contact

Triple P NV

PO-box 245

4130 EE Vianen

The Netherlands

Phone:	+ 31 347 353650
Fax:	+ 31 347 353666

e-Mail: info@triple-p.nl

www.triple-p.nl

-  Tables follow  -

TRIPLE P N.V.

CONSOLIDATED BALANCE SHEETS

 (in thousands except number of shares and per share amounts)

	December 31, 2003	September 30, 2004
	EUR	EUR
		(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5,732	4,083
Restricted cash	462	12
Accounts receivable	10,182	7,276
Inventories	1,255	3,780
Prepaid expenses and other current assets	2,186	2,124
Total current assets	19,817	17,275

NON-CURRENT ASSETS:
Property and equipment, at cost	2,564	2,697
Less: accumulated depreciation and amortization	1,265	1,692
Net property and equipment	1,299	1,005
Total non-current assets	1,299	1,005
Total assets	21,116	18,280

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term part of long-term liabilities	322	0
Accounts payable	7,470	6,968
Accrued liabilities	5,436	4,621
Customer deposits	622	1,013
Deferred revenue	3,767	3,631
Restructuring reserve	205	1,750
Total current liabilities	17,822	17,983

LONG-TERM LIABILITIES:
Pension obligations	424	424
Other long-term liabilities	143	355
Total long-term liabilities	567	779
Total liabilities	18,389	18,762

SHAREHOLDERS’ EQUITY:
Common Shares, EUR 0.04 par value per share
Authorised - 43,750,000 shares
Outstanding - 30,469,345 shares	1,219	1,219
Additional paid-in capital	53,293	53,293
Accumulated deficit	(51,556)	(54,765)
Accumulated other comprehensive loss	(229)	(229)
Total shareholders’ equity	2,727	(482)
Total liabilities and shareholders’ equity	21,116	18,280

TRIPLE P N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except number of shares and per share amounts)

	Three months ended September 30		Nine months ended September 30
	2003	2004	2003	2004
	EUR	EUR	EUR	EUR
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenues	18,337	13,540	56,815	48,158
Cost of revenues	15,164	11,615	46,869	40,258
Gross profit	3,173	1,925	9,946	7,900

Sales and marketing expense	2,154	1,864	6,548	5,455
General and administrative expense	964	1,172	2,997	3,793
Restructuring charge	—	1,750	1,281	1,750
Total operating expenses	3,118	4,786	10,826	10,998

Operating income (loss)	55	(2,861)	(880)	(3,098)

Interest income (expense)	(27)	12	(98)	(3)
Other, net	(1)	(20)	18	(108)
Total other income (expense), net	(28)	(8)	(80)	(111)

Net income (loss)	27	(2,869)	(960)	(3,209)

NET INCOME PER SHARE:
Basic	0.00	(0.09)	(0.03)	(0.11)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	30,469	30,469	30,469	30,469